UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Investor Relations APPROVAL TO CONVERT DEBENTURES IS GRANTED SUBJECT TO CERTAIN CONDITIONS No. RI001

Mexico City, June 14, 2012 - Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced that Mexico’s Federal Antitrust Commission (“COFECO”) approved, subject to the acceptance of certain conditions, the conversion by Televisa of the debentures issued by GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Grupo Iusacell, S.A. de C.V. (“Iusacell”) into common stock of GSF. The conditions include, among others, the following:

a)
Corporate Governance. GSF’s board of directors and corporate governance will implement certain governance standards of publicly listed companies which include, among others, independent board members, controls on related party transactions, the creation of an Audit Committee, fiduciary duties of board members and corporate officers; also, there will be controls in place to avoid any information sharing of the shareholders’ television business.

b)
Programming. Televisa will offer to all cable and DTH platforms in Mexico a new pay programming package that will only include Televisa’s four over-the-air channels. This offering will complement the current pay programming package of fourteen over-the-air and pay-TV channels launched in 2007.

c)	Advertising. Televisa will offer the sale of advertising time to participants in the Mexican telecommunications industry.

d)	Total Play. Within a period not to exceed one calendar year, GSF will divest all of its equity interest in Total Play to GSF´s current controlling shareholder or a subsidiary under its control.

e)
Rules of Conduct. Televisa will have to follow certain rules of conduct regarding a potential public bid of spectrum designated for a new entrant related to the broadcast of free television signals with national coverage (also known as the “Third Network”).

Televisa will proceed to analyze the terms and conditions contained in the resolution either to accept them or to pursue the legal remedies available.

Iusacell has made considerable progress in the past 12 months. It has taken important steps towards expanding its network, increasing its subscriber base, and improving the quality and availability of mobile service offerings in the market. The conversion of debentures into common stock of GSF will strengthen Iusacell’s balance sheet, allowing it to further invest in the development of the industry, and will give Televisa an opportunity to participate as an equity investor in Mexico’s fast-growing telecommunications market, estimated to reach US$35 billion by 2015.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

 Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / María José Cevallos
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 5224 6420 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: June 14, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel